United States securities and exchange commission logo





                             October 9, 2020

       Charlotte MacVane
       General Counsel
       ATI Intermediate Holdings, LLC
       3901 Midway Place NE
       Albuquerque, New Mexico 87109

                                                        Re: ATI Intermediate
Holdings, LLC
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form S-1
                                                            Filed October 8,
2020
                                                            File No. 333-248969

       Dear Ms. MacVane:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Capitalization, page 50

   1. To enhance an investor's understanding, revise the table to include double lines under the amounts relating to the
Cash and restricted cash and the Total capitalization captions.
                                                        Please move the
long-term liabilities total amounts (e.g., $30,552, $605,427) to a total caption that
follows, rather than precedes, the individual components of long-term liabilities.
       Dilution, page 52

   2. Please refer to Item 506 of Regulation S-K and revise the information provided in (ii) of the second paragraph to
address the 7,000,000 common shares being issued and offered
 Charlotte MacVane
ATI Intermediate Holdings, LLC
October 9, 2020
Page 2
      for sale at $20.00 per share by company, rather than the shares offered by the selling stockholder. Further, revise the second table to separately present the shares, percentages, and consideration paid by (i) existing stockholders, (ii) the selling stockholders, and (iii)
      IPO new investors.
       You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameCharlotte MacVane
                                                            Division of
Corporation Finance
Comapany NameATI Intermediate Holdings, LLC
                                                            Office of
Manufacturing
October 9, 2020 Page 2
cc:       Michael Kim
FirstName LastName